
January 25, 2023

Haley Aman
Chief Financial Officer
Pixelworks, Inc.
16760 SW Upper Boones Ferry Rd., Ste. 101
Portland, OR 97224

> **Re: Pixelworks, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 9, 2022**
> **File No. 000-30269**

Dear Haley Aman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation